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                            April 27, 2021

       Joseph J. Wolk
       Chief Financial Officer
       Johnson & Johnson
       One Johnson & Johnson Plaza
       New Brunswick, New Jersey 08933

                                                        Re: Johnson & Johnson
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed February 22,
2021
                                                            File No. 001-03215

       Dear Mr. Wolk:

              We have reviewed your filing and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended January 3, 2021

       Management's Discussion and Analysis of Results of Operations and Financial Condition
       Results of Operations
       Research and Development Expense, page 27

   1. You disclose that one of the drivers of your increase in research and development expense during 2020 was
portfolio progression including the COVID-19 vaccine in the
                                                        Pharmaceutical
business, net of governmental reimbursements. Please tell us your consideration of
disclosing material agreements entered into with U.S. and other governments for the
development and distribution of your COVID-19 vaccine, the
                                                        significant terms of
such agreements and how related amounts have been recognized in your financial
statements. In this regard, we note in August 2020 you announced an agreement with the
Biomedical Advanced Research and Development Authority
                                                        (BARDA) whereby BARDA
committed over $1 billion in funding in exchange for the
                                                        development and
delivery of 100 million doses of the vaccine in the U.S. You also announced that this
vaccine would be provided at a global non-for-profit basis for
 Joseph J. Wolk
Johnson & Johnson
April 27, 2021
Page 2
         emergency pandemic use.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Ibolya Ignat at (202) 551-3636, or Angela Connell at
(202) 551-
3426 with any questions.



FirstName LastNameJoseph J. Wolk                          Sincerely,
Comapany NameJohnson & Johnson
                                                          Division of
Corporation Finance
April 27, 2021 Page 2                                     Office of Life
Sciences
FirstName LastName